September 21, 2007

Ellie Quarles

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.

Definitive 14A

Filed April 27, 2007

File No. 0-22513

Dear Ms. Quarles,

On behalf of Amazon.com, Inc., this responds to your letter of August 21, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders (“2007 proxy statement”). Each of your comments is set forth below, followed by our response. Page references refer to the 2007 proxy statement.

Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders

Compensation of Directors, page 6

Comment 1

Please discuss the factors the nominating and corporate governance committee takes into consideration in determining whether to grant additional stock-based awards as compensation for the services of the directors. Refer to Item 402(k)(3) of Regulation S-K. For example, disclose whether the nominating and corporate governance committee considers the number and value of restricted stock units that a director holds at the time of an award and whether it considers service on board committees.

Response

The Nominating and Corporate Governance Committee did not recommend grants to directors in 2006 or 2005. In future filings, the Company will include a narrative description of material factors necessary to understand stock awards granted during the year to directors. The Company supplementally informs you that in the past vesting schedules of existing grants, but not committee service, have been taken into account when determining stock-based compensation awards to directors.

Director Compensation for 2006, page 6

Comment 2

Please include a total column. See Item 402(k)(1) of Regulation S-K.

Response

Since all compensation is reflected in the “Stock Awards” column, in future filings the Company will re-title this column “Stock Awards/Total Compensation”.

September 21, 2007

Compensation Discussion and Analysis, page 13

Comment 3

We refer you to Item 402(b)(1)(ii), (iv) and (v) of Regulation S-K. Please expand your discussion of the material elements of compensation to analyze fully what the compensation program is designed to reward, why you choose to pay each element and how you determine the amount for each element of pay. Please explain why you pay specific amounts of compensation. Please provide an analysis of how you determine the amount of additional stock-based awards that you make periodically. Please include an analysis of how the “various factors” in the last paragraph on page 13 resulted in the compensation committee determining the compensation levels and mix for each named executive officer. Also discuss your policies for allocating among different forms of stock-based awards. See Item 402(b)(2)(ii) of Regulation S-K.

Response

As discussed further below, the Company believes its Compensation Discussion and Analysis (“CD&A”) section in its 2007 proxy statement addresses the material elements of the Company’s executive compensation, especially in light of the fact that the Company’s compensation decisions are inherently subjective and that it has a simple global compensation program relying primarily on restricted stock units (“RSUs”). We address each element of your comments below, including areas in which the Company will expand its disclosures in future filings:

“Please expand your discussion of the material elements of compensation to analyze fully what the compensation program is designed to reward…”

Stock-based compensation is the primary component of named executive officers’ total compensation, comprising 75% or more of each named executive officer’s total compensation (other than Mr. Bezos’). The Company states on page 13 that stock-based compensation is designed “to closely tie total compensation to long-term shareholder value,” which is reflected in the Company’s practices in a number of ways. For example, the Company’s stock-based awards deliver no realizable compensation upon grant but instead deliver compensation in the future as awards vest, with the amount ultimately earned based on the Company’s stock price. Furthermore, the Company’s bonuses also support this long-term shareholder value objective, as they are “generally designed to provide appropriate total compensation to named executive officers until their stock-based compensation begins to vest” (see page 14).

“Please expand your discussion of the material elements of compensation to analyze fully … why you choose to pay each element and how you determine the amount for each element you pay.”

In addition to the statements referenced above addressing the Company’s reasons for each material executive compensation element, the Company describes on page 13 that “[s]ince late 2002 the Company has used restricted stock units as the primary form of stock-based compensation” because “[t]he Company believes that restricted stock units better align the long-term interests of named executive officers and shareholders and help efficiently manage overall shareholder dilution from stock awards.” The Company also discloses how it determines the amount to be paid, stating that compensation approved by the Leadership Development and Compensation Committee (the “Committee”) was subjectively recommended by the CEO and the Vice President of Human Resources by setting “a total compensation target for each named executive officer and then designing new RSU grants to help meet those total compensation targets based on certain stock price assumptions, taking into account cash compensation and any unvested stock-based compensation awards held by the named executive officer.” The Company will further clarify in future filings that it usually considers estimated values of shares vesting in subsequent years, not absolute share numbers, when designing new RSU awards.

September 21, 2007

“Please provide an analysis of how you determine the amount of additional stock-based awards that you make periodically. Please include an analysis of how the “various factors” in the last paragraph on page 13 resulted in the compensation committee determining the compensation levels and mix for each named executive officer.”

The Company states on page 13 how the amount of an additional stock-based award is determined: specifically, the CEO and Vice President of Human Resources subjectively evaluate the factors enumerated on page 13 to determine a total compensation objective for the named executive officer and then design a new RSU grant to help meet that objective, taking into account future stock price assumptions, cash compensation and the vesting schedules of existing stock-based compensation awards. These awards are recommended to the Committee, which in 2006 approved grants on this basis. These evaluations are subjective and non-formulaic, so it is not possible to assign weightings to particular factors. The Committee did not address the “mix” of compensation in 2006, since the Committee did not increase salaries or pay discretionary bonuses.

“Also discuss your policies for allocating among different forms of stock-based awards.”

The Company does not allocate among different forms of stock-based awards. As stated on page 13, since late 2002 the Company has used restricted stock units as its primary stock-based compensation vehicle. The Company supplementally confirms that amounts reported in the Option Awards column of the Summary Compensation Table relate solely to options that were granted prior to 2002.

Comment 4

You indicate that you consider a named executive officer’s current and expected contributions in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response

The response above addresses the Company’s disclosures regarding how it structures and implements specific forms of compensation, relying primarily on RSU grants. As stated on page 13, the Vice President of Human Resources, the CEO and the Committee discuss the factors enumerated on page 13 as part of their evaluation of the executive officer’s “level of responsibility, past contributions to Company performance and expected contributions to the Company’s future success” and then reach a consensus on overall performance. The size of an RSU grant is not determined based on an executive achieving certain metrics specific to him or her. Furthermore, the Company’s executive officer compensation is weighted in favor of stock-based compensation that vests over time, so that the value conferred is in the future, and executive officers did not receive cash awards tied to specific work performed.

Comment 5

Please discuss the reasons why you would issue additional stock-based awards on a periodic basis and how you determine when to make awards of stock-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also discuss whether you make awards at any particular time of the year.

Response

The responses above address how the Company determines periodic stock-based awards. The Company supplementally informs you that, apart from the new hire process, executives may receive additional RSU grants along with the Company’s other employees as part of the Company’s annual RSU grant program which occurs in April, or at other times.

September 21, 2007

Comment 6

You state that you review market compensation of similarly-situated executives at other companies. Please identify the companies whose compensation you have reviewed. See Item 402(b)(2)(xiv) of Regulation S-K.

Response

The Company reviews compensation in aggregate from over 250 companies as compiled in third party surveys. We will clarify this in future filings.

Comment 7

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Dalzell, Piacentini and Wilke received stock awards that were significantly higher than the amount received by Mr. Szkutak. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers in addition to the brief reference to the vice president of human resources and the chief executive officer considering cash compensation and the expected amount of stock-based compensation that will vest.

Response

Mr. Szkutak’s 2006 RSU grant was smaller than the 2006 RSU grants to Mssrs. Dalzell, Piacentini and Wilke as a result of the processes and policies described in the CD&A. Specifically, as stated on page 13, in determining the size of awards the Company takes into account “cash compensation that will be paid to the executive and any unvested stock-based compensation awards held by the executive.” Mr. Szkutak’s 2006 RSU grant reflects that Mr. Szkutak’s 2002 new hire RSU grant is scheduled to continue vesting (and thus deliver compensation) in 2008 and 2009. Thus, Mr. Szkutak’s 2006 RSU grant is smaller and generally vests later than the 2006 grants to Mssrs. Dalzell, Piacentini and Wilke, which vest in 2008, 2009 and 2010. In its future filings as applicable, the Company will more explicitly address how its policies are reflected in the vesting schedules of reported RSU awards.

Grants of Plan-Based Awards in Fiscal Year 2006, page 16

Comment 8

Please include narrative disclosure to the grants of plan-based awards table to explain the reasons for differing vesting schedules for each of the named executive officers while the grant date was the same for each grant. See Item 402(e) of Regulation S-K.

Response

The Company will add disclosure in future filings in the footnotes of the “Grants of Plan-Based Awards” table explaining that vesting schedules are designed for each executive to reflect compensation targets for future years based on the number of shares vesting in those years and stock price assumptions.

Potential Payments Upon Termination of Employment or Change-In-Control, page 18

Comment 9

Please quantify the estimated payments and benefits that you would provide upon termination or a change in control. See Item 402(j)(2) of Regulation S-K.

September 21, 2007

Response

The Company believes that cross-referencing the dollar amounts that appear in footnotes to the Outstanding Equity Awards table satisfies the requirements of Item 402(j)(2), is consistent with well-established practice that generally allows disclosure obligations to be satisfied by cross-reference instead of by repetition and presents the required information in a context that is clear and concise.

Certain Relationships and Related Person Transactions, page 21

Comment 10

Please identify by name each natural person who is involved in a related person transaction. See Item 404(a) and related Instruction 1.a.iii of Regulation S-K. Also, disclose the amounts of the equity interests and bonuses awarded to these persons.

Response

The Company disclosed the identity of the related persons in a manner that is clear to shareholders (for example, “brothers of Kal Raman, a former executive officer of the Company”) and believes that naming the individuals will be useful only to employees interested in knowing a co-worker’s specific compensation. Given that the dollar amounts involved are immaterial and consist solely of employee compensation in line with that of similar employees, the Company believes it is appropriate not to disclose the name of the employee with the relationship. The Company will in its future filings report the full amount of such employees’ compensation, using a “total compensation” amount determined under the standards applied for purposes of Rule 402(c)(2) or another approach that includes stock-based compensation.

Comment 11

Instead of referring to Item 404(a) of Regulation S-K, please discuss fully the types of transactions that are subject to review. Also, disclose the standards to be applied under the review policies and procedures. Clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how the policies and procedures are evidenced. See Item 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

Response

In its future filings, the Company will describe the scope of related person transactions, as defined by Item 404(a) of Regulation S-K, reviewed by the Audit Committee instead of referring generally to Item 404(a). The Company also will revise its disclosure to affirmatively state that its policies are not written and that the Audit Committee relies on the exercise of its business judgment, consistent with Delaware law, in reviewing such transactions.

* * *

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 21, 2007

If you have any questions or further comments, please contact me at (206) 266-1000 (telephone).

Very truly yours,

/s/ L. Michelle Wilson L. Michelle Wilson
Senior Vice President, General Counsel and Secretary

cc:	Amazon.com Leadership Development and Compensation Committee Members

Jeffrey P. Bezos

President and Chief Executive Officer

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Anthony J. Galbato

Vice President, Human Resources

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP